KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

4 March, 2004

04036390

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on 11 and 12 August, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

o.b.o. Franciska Janzon
Investor Relations Manager

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 20 2004
WASH. D.C. 155

Liisa Siren
Communications Assitant

FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (2)
11 August, 20004 10.00 a.m.

PEKKA LUNDMARK TO KCI KONECRANES

The Board of Directors of KCI Konecranes Plc has appointed Mr. Pekka Lundmark, 40, M.Sc. (Eng), to the position of Group Executive Vice President, as of August 10, 2004.

The Board has further declared its intention to appoint Mr. Lundmark to the position of Group President and CEO, as the successor of Mr. Stig Gustavson, in due time.

The Board expressly states, that no decisions have been taken in relation to the timing of Mr. Gustavson's retirement. According to Mr. Gustavson's contract, he may retire at the age of 60, which he will reach on June 17, 2005.

Mr. Lundmark has previously held the position of President and CEO of Hackman Oyj Abp, Managing Partner of Startupfactory, as well as various executive positions at Nokia.

In a separate statement, Mr. Stig Gustavson, President and CEO, welcomes Mr. Lundmark to a KCI Konecranes in a very interesting and dynamic time. After some years of lower growth, the Group now enjoys robust growth on all sectors and on most markets. ``Since the days of his work as President of Hackman, where I was the Chairman, I know Mr. Lundmark very well. I appreciate his skills in executive management, his creative mind and his integrity.'' On the time for his retirement Mr. Gustavson commented, `` I have not made any definitive plans.''

KCI Konecranes will release its H1/2004 Results on Thursday, August 12, 2004 at 10.00 a.m. Mr. Lundmark will be present at the analyst and press conference held on the same day at 12.00 noon at Marski Hall at the World Trade Center in Helsinki.

This press release together with a downloadable high-resolution picture of Mr. Pekka Lundmark is available at KCI Konecranes' website for investors www.kcigroup.com at "Latest Press Releases".

KCI Konecranes. A world leading engineering group specializing in advanced overhead lifting solutions and maintenance services. Group activity is organized along three business areas: Maintenance Services (50% of Group Sales), Standard Lifting Equipment (26 %) and Special Cranes (24 %). In 2003, Group Sales totalled EUR 665 million with over 4300 employees in 34 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Stig Gustavson, President & CEO, tel. +358-20 427 2000
Pekka Lundmark, Group Executive Vice President, tel. +358-40-8210638

DISTRIBUTION
Helsinki Exchanges
Media

FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (16)
12 August, 2004 10.00 a.m.

KCI KONECRANES H1/2004: CONTINUING ORDERS GROWTH

The growth in orders accelerated in Q2/04 to 21.6 % over Q2/03 pushing H1/04 growth to 18 % over H1/03.
In local currencies, H1/04 orders growth is 22 %.
The corresponding sales growth is still low, but will gain momentum in H2/04.
The operating income before restructuring, best evidenced in rolling twelve months figures, improved 8.2 %. The adverse currency environment prevailed.
The order book, now at 268 MEUR, stands 24.9 % higher y-o-y, and 26.9 % higher compared to year-end 2003.

	First half year			LTM			LY
MEUR	1-6/	1-6/	Chg %	7/03-	7/02-	Chg %	1-12/
SALES	04	03		6/04	6/03		03
Maintenance Services	157.8	156.1	1.1	340.6	342.8	-0.7	338.8
Standard Lifting Equipment	99.2	97.7	1.5	213.8	217.2	-1.6	212.3
Special Cranes	88.3	91.1	-3.1	175.8	193.7	-9.3	178.6
Internal Sales	-27.8	-32.4	-14.1	-60.7	-74.5	-18.5	-65.2
Sales total	317.5	312.5	1.6	669.5	679.3	-1.4	664.5
Operating income before restructuring	7.8	7.5	4.7	34.4	31.8	8.2	34.1
Restructuring costs	0.0	-7.0		-5.6	-7.0		-12.6
Operating income	7.8	0.5		28.8	24.8	16.2	21.5
Financial income and expenses	-1.0	-1.0		-2.7	-1.5		-2.6
Income before taxes and extraordinary items	6.8	-0.5		26.2	23.3	12.4	18.9
Extraordinary items	0.0	0.0		-8.1	0.0		-8.1
Taxes	-2.2	0.0		-6.3	-7.7		-4.0
Net income	4.6	-0.5		11.7	15.6	-24.5	6.7
Earnings per share (EUR)	0.32	-0.04		1.24	1.08		0.88

ORDERS RECEIVED							
Maintenance Services	154.0	145.3	6.0	277.8	278.2	-0.2	269.0
Standard Lifting Equipment	123.6	110.6	11.7	233.2	218.9	6.5	220.3
Special Cranes	104.1	74.0	40.7	215.1	137.7	56.2	184.9
Internal Orders	-29.2	-31.2	-6.4	-60.4	-64.5	-6.4	-62.4
Orders Received total	352.5	298.7	18.0	665.7	570.3	16.7	611.9
ORDER BOOK	268.0	214.6	24.9	-	-	-	211.2

Comment on first half year results:

The second quarter was in line with expectations. The growth in orders that started one year ago continued and improved. Q2/04 growth of 21.6 % helped push first half year growth to 18 % (22 % in local currencies).
In particular, net Maintenance orders in Q2/04 were 11 % higher compared to the orders in Q2/03, in local currencies. The cancellation rate now runs at 7% p.a., significantly down from last year. Both other Business Areas posted robust increases in orders during Q2 +11.9 % (Standard Lifting) and 53.9 % (Special Cranes).
The increase in sales and profits is expected to gain momentum during the next quarters.
Restructuring measures are running on schedule and on budget.

Comment on year-end results:

With four quarters of strong orders growth, sales will now start growing.
At year-end, the Group is expected to post an organic growth (run rate) well in excess of ten percent.
Earnings are expected to grow in line with sales, burdened by the unfavourable currency environment but boosted by successful restructuring savings.

Stig Gustavson, President and CEO

A well balanced growth

The Group is now back on its original double digit organic growth track.

This growth is well balanced. It is not only dependent on the Far East, in particular Chinese growth neither is it only based on world trade gaining speed and harbours investing, nor is it only related to the American economy starting to invest again.

Instead, we see a much broader picture. Yes, Americans have started to invest. In addition, American industrial restructuring and consolidation, that previously took away large parts of our American Maintenance business, now fuels new Maintenance growth.

In Europe, the sentiment in Germany is changing rapidly. Our strategy of entering the tough German market, the biggest industrial market in Europe, is now paying dividends.

Our investments into R&D also come in handy. New products and solutions help us capitalise on new growth in industries like the defence industry, the steel industry, the automotive industry.

With a reborn industrial interest in lean manufacturing, our stubborn commitment to modern equipment combined with professional maintenance is a winner.

We have indeed been through a period of no growth and even negative growth. I think we have spent this time wisely. Instead of going for growth at whatever price, we have maintained our profitability and stuck to our model. We have not cut back our R&D spending and training.

Now with growth back on the agenda, we will benefit. Our cash flow is robust (gearing and net debt is decreasing in spite of rapid operative growth) and our product portfolio is getting stronger all the time.

Hyvinkää, 12 August, 2004
Stig Gustavson

First Half Year 2004
General Overview

Group total sales during the first six months (January-June) totalled EUR 317.5 (312.5) million (Numbers in brackets are corresponding values for H1/2003 unless otherwise indicated.). The growth was 1.6 %. Counted at comparable currency rates the growth was 4.5 %. There was growth in our Business Areas Maintenance Services and Standard Lifting Equipment, whereas Special Cranes had lower sales, due to timing of shipments.

Group total orders received were EUR 352.5 (298.7) million. The growth was 18.0 % or 22 % counted at comparable currency rates. There was growth in all Business Areas and the speed of growth accelerated during Q2. The order intake during the second quarter was 21.6 % higher than during last year's Q2 and 23.9 % higher counted at comparable currency rates. The order growth stayed very strong in Asia and Australia, but orders grew clearly also in Germany as well as in the Group's American service and crane and hoist operations.

The Group's total order book at the end of the period was EUR 268.0 (214.6) million. This is up by 24.9 % year on year and by 26.9 % from the year-end 2003. The order book has grown in all Business Areas.

The Group's operating income was EUR 7.8 (0.5) million. The comparable number last year included EUR 7.0 million restructuring charges. Nevertheless, in every Business Area, the profitability improved. The Group costs and consolidation items grew somewhat because of a modest growth in development activities. The Group's operating income before

goodwill amortizations (EBITA) was EUR 8.8 (2.0) million or 2.8 (0.6) % on sales. The operating income before depreciations and amortizations (EBITDA) was EUR 15.1 million or 4.7 (2.7) % on sales.

The development during Q2/2004 compared to Q2/03 was the following:

(MEUR)	Q2/04	Q2/03	Change %
Orders received	181.5	149.2	+21.6
Sales	165.3	161.7	+2.2
EBIT	5.3	-0.9	
EBIT before restructuring	5.3	5.7	
Income before taxes and extraordinary items	4.9	-1.4	
Net income	3.3	-1.1	

The small decrease in EBIT before restructuring charges relates to the sales recognition of certain Special Crane and modernization projects.

The net of financing costs and income during H1/2004 was EUR 1.0 (1.0) million.

Group income before extraordinary items and taxes was EUR 6.8 (-0.5) million.

Income taxes were EUR 2.2 (0.0) million based on the estimated 33 % effective tax rate for the whole year.

Group net income was EUR 4.6 (-0.5) million and earnings per share (EPS) 0.32 (-0.04) euros.

The cash flow from operations was EUR 19.9 (-10.1) million. The cash flow after net of capital expenditures and disposals was EUR 16.2 (-22.1) million. The comparable figure last year included an acquisition of own shares valued at 5.48 million euros.

The Group's total interest bearing debt was EUR 64.5 (85.6) million. The net interest bearing debt was EUR 42.7 (72.4) million. The net gearing reached 28.6 (47.4) % and the solidity ratio was 41.0 (40.0) %.

The Group's return on total capital employed was 8.5 (1.5) % and the return on equity 5.9 (-0.6) %.

There are significant seasonal variations in Group earnings between different quarters. Earnings are low at the beginning of the year and improve towards the end of the year. This pattern will repeat itself again during this year.

Review by Business Areas

Change in the reporting structure

In order to improve accuracy and relevance of reporting, the industrial crane portion of our American service operation is reported starting January 2004 in the Business Area Standard Lifting Equipment (see Q1/04 report for more details). In order to make 2004 figures comparable with 2003 the following changes have been made to the full year 2003 figures: Maintenance Services orders received 2003 was reduced by EUR 23.8 million, sales was reduced by EUR 22.5 million and EBIT has been increased by EUR 0.4 million. The corresponding Standard Lifting Equipment numbers have been amended accordingly.

Maintenance Services

January to June sales was EUR 157.8 (156.1) million, which is 1.1 % up compared to the previous year. At comparable currency rates sales grew by 4.7 %. Q2/04 sales was EUR 83.3 million, which is 6 % up from last year, at comparable currency rates.

The operating income in January-June was EUR 7.1 (6.8) million, which is 4.4 % more than it was a year ago. The profitability improved clearly in field service activities mainly due to lower turnover of the contract customer base and payroll cuts. Contract cancellations reduced the value of the contract base at the rate of 7 % p.a. but new contracts increased the value at the rate of 17 % p.a. Thus the net growth in value of the contract base was 10 % at an annualised level. This level of churn in the base is much lower compared to what it was during the whole of last year (new contracts gain +21 %, reduction due to cancellations -16 %, net 5 %), but historically still at a high level.

The profit development was affected negatively by low sales in modernisation and crane upgrade projects. This development will reverse itself when orders already on hand will be recorded as sales. The stronger euro had a small negative translational profit impact in consolidation.

The order intake was EUR 154.0 (145.3) million, up by 6.0 % or 9.8 % at comparable currency rates. Also the contract base development was positive; the customer turnover rate came down form last year and the contract base continued to grow. In terms of number of units there are now over 223,000 cranes and hoists included in the contract base. This is 6.4 % more than at the end of last year. The order activity accelerated during the second quarter. Maintenance Services orders grew by 11 % at comparable currency rates during the second quarter compared to last year.

The number of employees in the Business Area at the end of the period was 2619 (2667).

Standard Lifting Equipment

Standard Lifting sales in H1/04 was EUR 99.2 (97.7) million. The growth was 1.5 % and 4.6 % at comparable currency rates. The growth was very strong in the Asia-Pacific area, but there was a positive development also in important markets North America and Germany.

The operating income was EUR 7.7 (6.4) million or 7.8 (6.6) % on sales. The year on year was 20.3 %. The profitability improvement was based on volume growth in sales and lower costs. The efficiency improvement programs (production and sourcing in China, outsourcing of motor production etc.) are running on schedule.

The stronger euro had a negative effect of approx. EUR 2.5 million on operating income during H1/04 compared to H1/03. The profitability impact of higher raw material prices was small and it has been taken into account in sales pricing.

The order intake was EUR 123.6 (110.6) million, up by 11.7 % or 15.8 % at comparable currency rates. The order intake in Q2/04 was 62.8 (56.1), up by 11.9 % from last year.

The order book now stands one third higher compared to one year ago and 74 % up from the end of last year. This supports a positive sales and profitability development during H2/04.

The number of employees at the end of the period was 1006 (1001). Except for the growth in China the employment number will continue to decrease.

Special Cranes

Special Crane sales was EUR 88.3 (91.1) million in H1/04. The decrease in sales was 3.1 % due to the timing of sales recognition of the order book. The operating income was 4.8 (4.5) or 5.4 % (4.9 %) on sales.

The cost base cuts contributed positively to the profitability development and compensated for the negative effects of euro and lower sales.

Orders received were 104.1 (74.0) million or 40.7 % more than it was last year. At comparable currency rates the growth was 43.8 %. Geographically the growth was strongest in Asia, but orders in our US and UK operations also grew strongly. The strongest growth occured in cranes for heavy process industries, power plants and the automotive sector as well as in cranes for harbours.

The order book for Special Cranes continued to grow and now stands at a level, which is 34.1 % higher compared to one year ago. The level of orders on hand is sufficient to secure a good loading situation for the second half of the year.

The work to cut costs continues as planned in Europe and the work to put up a new production line for heavy components in China has started. The new factory will be located next to our existing Standard Lifting Equipment factory in Shanghai.

The number of employees at the end of the period was 594 (663). Except for the growth in China the employee number will continue to decrease.

Group costs and consolidation items

Group costs were EUR 10.3 (16.0) million. These costs, which mainly consist of Group development, legal, financing and management costs last year also included a EUR 7 million restructuring charge. Excluding this one-off item these costs increased by EUR 1.3 million relating to various development projects (R&D, marketing and M&A).

Group consolidation items were slightly higher than last year mainly due to a larger Group internal profit elimination.

Sales by market

Sales by different market areas developed as follows:

	H1/2004 MEUR	Share of total %	H1/2003 MEUR	Share of total %	Change % Official	At comparable currency rates
Europe	151.8	47.8	162.9	52.2	-6.8	-6.7
America	96.7	30.5	108.6	34.8	-11.0	-3.7
Asia-Pacific	69.0	21.7	41.0	13.1	+68.3	+69.1
TOTAL	317.5	100.0	312.5	100.0	+1.6	+4.5

Currency rates

The average consolidation rates in some important currencies developed as follows:

	June 2004	June 2003	Change %
USD	1.22711	1.10504	-9.95
CAD	1.6426	1.6049	-2.30
GBP	0.67326	0.68572	1.85
CNY	10.2543	9.2022	-10.26
SEK	9.1659	9.1625	-0.04
NOK	8.4497	7.7615	-8.14
AUD	1.6627	1.7924	7.80

Group structure and important events

On April 29, 2004 KCI Konecranes American subsidiary, Konecranes, Inc. acquired the assets of Dwight Foote, Inc., a Hartford, Connecticut area industrial crane and service supplier. With this acquisition, KCI Konecranes is now clearly a market leader in the north eastern U.S. market for industrial cranes and maintenance services.

On May 11, 2004 KCI Konecranes announced in a press release a plan to double its manufacturing capacity in China. The production will be extended to cover also higher lifting capacities in the Special Crane range. The new factory site is located next to KCI Konecranes existing facility in Shanghai and will add 4,000 sqm in manufacturing floor space. The new facility will be completed before mid 2005. Included in the expansion plans is also a new Special Cranes assembly site located nearby Bejing in Tianjin. The site will be operated by an external vendor. The expansion will further strengthen the Group's position in the hoist and crane market in China and create further opportunities for cost-efficient production. The expansion will initially create jobs for some 100 people.

In May 2004 KCI Konecranes established a wholly-owned subsidiary Konecranes s.r.l in Italy. Italy is a large crane market and KCI Konecranes has previously served the market mainly through distributors, JV-partners and licensees. KCI Konecranes will now provide the market with its entire range of lifting equipment and will set out to build a maintenance services network in Italy.

On June 3, 2004 KCI Konecranes and the Kanoo Group have established a joint venture, Crane Industrial Services LLC, in the UAE. KCI Konecranes holds a 49 percent ownership stake in the joint venture. The joint venture will give customers in the Gulf region easy access to a complete range of overhead lifting solutions including crane maintenance services for virtually all industries including harbours.

During the second quarter, KCI Konecranes decided to merge three subsidiaries in the Finnish Special Cranes Business Area to one legal company. This change aims mainly to simplify the Group structure, speed up decision-making, but also reduce administrational costs. With these mergers the juridical structure will also better reflect the operational organisation of the Group.

Important orders

Here are some examples on orders received during April-June 2004. The list illustrates our reach, both in terms of customer base and geographical coverage.

Pulp & Paper

Metso Paper Inc. ordered three paper mill process cranes of over 120 ton capacity each and several Industrial cranes to the Stora Enso Kvarnsveden Project in Borlänge, Sweden

Stora Enso ordered the modernisation of a log handling crane by their paper mill in Skoghall, Sweden.

UPM ordered the modernisation of 5 paper mill cranes at three of their paper mills in Kaipola, Jämsänkoski and Pietarsaari, Finland.

Steel

The American breakthrough for KCI Konecranes technology continues. Structural Metals Inc. (SMI) of Seguin, Texas, USA has ordered a 230-ton AC-powered ladle crane with a 65-ton auxiliary hoist for their steel mill. SMI's ladle crane is a very similar design to the 200-ton ladle crane recently purchased by Nucor-Texas for their new facility in Jewett, Texas.

SSAB of Sweden ordered a fully automated plate-handling crane with vacuum lifters for its steel mill in Oxelösund, Sweden.

Russian steelmaker OAO Zapadno-Sibirskij metallurgicheskij kombinat (Zapsib) contracted ZAO Konecranes Russia to engineer and supply nine heavy-duty steel mill cranes for the expansion of their factory in Western Siberia.

Sheffield Steel ordered a 50 ton Billet Handling crane for their steel mill in Sand Springs, Oklahoma, USA.

Voest alpine Stahl Donawitz GmbH, ordered several electric overhead travelling process cranes for handling rails for their facility in Donawitz, Austria.

Outokumpu Stainless B.V. ordered a semi automated process crane for their facility in Sas van Gent, Netherlands.

Power

Energitekniska Konstruktioner AB (ETK) of Luleå, Sweden, ordered two fully automated refuse handling cranes that will go into service at two new municipal waste-to-energy plants Skövde Värme AB and Eksjö Energi AB in Sweden.

Shanghai Pudong Engineering and Construction Management Ltd, Changshu Pufa Thermoelectric Energy Ltd. ordered two fully automated refuse handling cranes with grapple to their facility in Changshu city, Jiangsu province, China.

Alstom of Switzerland ordered six 70 ton Power Plant cranes and smaller capacity hoists and cranes for their project in Cartagena, Spain.

Harbours

The Port of Houston Authority in Texas, USA, placed a repeat order for seven Konecranes Rubber Tired Gantry Cranes (RTG).

Terminal de Contenidores de Valencia (TCV), part of GRUP TCB of Spain, contracted Konecranes VLC for the delivery of the first three Konecranes RTG cranes to Spain.

South Carolina State Ports Authority in Charleston, USA placed a repeat order for four 16-wheel RTGs for Port of Charleston's Wando Welch Terminal. The order included an option for 4 additional RTGs.

The Bristol Port Company ordered a Gantry Type Grab Bulk Unloader for its Royal Portbury Dock in Bristol, UK.

Automotive

General Motors ordered a 50 ton stamping plant crane for their facility in Shanghai China.

Volvo ordered a steel coil handling crane for their facility in Olofström, Sweden.

BMW ordered an 80/40-ton industrial crane to be used in the casting production for fenders and bumpers at their facility in Landshut, Germany.

Other

Fluor Intercontinental, Inc. Houston, Texas, USA ordered several explosion proof cranes for the Exxon Mobil Sakhalin Island Project, Russia.

Share price performance and trading volume

During January-June 2004 KCI Konecranes' share price increased by 10.51 % and closed at EUR 30.50. The highest share price during the period was EUR 33.16 and the lowest EUR 27.20. During the same period the HEX All-Share Index decreased by 2.88 %, the HEX Portfolio Index increased by 4.02 % and the HEX Metal & Engineering Index increased by 14.05 %.

Total market capitalisation at the end of June was EUR 436 million (incl. own shares held by the company), the 36th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 7,794,552 shares of KCI Konecranes, which represents 55.50 % of the outstanding shares (excl. own shares held by the company). In monetary terms trading was EUR 229 million, which was the 27th largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of June was 52.95 % (56.20 %).

At the end of June KCI Konecranes Plc held 264,100 of the company's own shares with a total nominal value of EUR 528,200 million, which is 1.85 % of the total amount of 14,308,630 shares and votes.

On May 5, 2004 Franklin Resources said that it controlled the voting rights pertaining to 15.32% of the shares of KCI Konecranes Plc through its mutual funds and separate accounts managed by affiliated investment advisers.

On April 30, 2004 KCI Konecranes Plc reduced the round lot size of its share (trading code KCI1V) from the current 100 to 50 shares.

Hyvinkää, August 12, 2004
The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-6/2004	1-6/2003	1-12/2003
Sales	317.5	312.5	664.5
Share of result of participating interest undertakings	-0.3	-0.2	-0.3
Depreciation	-7.2	-8.1	-16.5
Other operating expenses	-302.2	-303.7	-626.3
Operating income	7.8	0.5	21.5
Interests, net	-1.4	-1.4	-3.1
Other financial income and expenses	0.4	0.4	0.5
Extraordinary items	0.0	0.0	-8.1
Income before taxes	6.8	-0.5	10.7
Taxes	-2.2 (1	-0.0	-4.0
Net Income for the period	4.6	-0.5	6.7
Profit /share (EUR)	0.32	-0.04	0.88

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	6/2004		6/2003		12/2003
Fixed Assets	94.8		97.8		98.0
Inventories	89.6		84.4		72.4
Receivables and other current assets	196.6		211.8		218.6
Cash in hand and at banks	21.8		13.0		13.2
Total assets	402.8		407.0		402.2
Equity	154.4		158.2		163.4
Minority Interest	0.1		0.1		0.1
Provisions	19.4		17.5		20.3
Long-term debt	32.2		33.7		32.5
Current liabilities	196.8		197.6		185.9
Total shareholders' equity and liabilities	402.8		407.0		402.2
Gearing	28.6%		47.4%		27.8%
Solidity	41.0%		40.0%		42.6%
Return on capital		LTM 04		LTM 03	
employed (1	8.5%	13.7%	1.5%	11.7%	10.8%
Equity/share(EUR)	10.60		10.88		11.24

1) Calculated on annual basis

Net Interest bearing liabilities (MEUR)

	6/2004	6/2003	12/2003
Long- and short-term interest-bearing liabilities	-64.5	-85,6	-57.1
Cash and cash equivalents and other interest bearing assets	21.8	13.2	13.3
Total	-42.7	-72.4	-43.8

Consolidated cash flow (MEUR)

	1-6/2004	1-6/2003	1-12/2003
Operating income	7.8	0.5	21.5
Depreciation	7.2	8.1	16.5
Financing income and expenses	-1.9	-1.2	2.6
Taxes	-1.9	0.0	-8.6
Other adjustments	0.4	0.1	0.7
Change in working capital	8.3	-17.6	-8.4
Cash flow from operations	19.9	-10.1	24.2
Net Investments	-3.6	-12.1	-17.3
Cash flow before financing	16.2	-22.1	6.9
Change in debt,increase (+), decrease (-)	6.2	33.8	5.5

Dividend paid	-14.0	-13.3	-13.3
Correction items (1	0.2	-0.6	-1.1
Net financing	8.6	-2.2	-2.0
Cash and bank deposit at beginning of period	13.2	15.2	15.2
Cash and bank deposit at end of period	21.8	13.0	13.2
Change of Cash	8.6	-2.2	-2.0

1) Translation difference in cash in hand and banks

Contingent Liabilities and Pledged Assets (MEUR)

	6/2004	6/2003	12/2003
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.4	0.7	0.8
Own commercial guarantees	95.1	141.4	159.5
Guarantees			
For associated company's debt	0.8	0.8	0.8
For others	0.1	0.1	0.1
Leasing liabilities	16.4	17.1	18.3
Other liabilities	1.3	1.4	1.3
Total	120.0	167.4	169.1

Notional Amounts of Derivative Financial Instruments (MEUR)

	6/2004	6/2003	12/2003
Foreign exchange forward contracts	507.0	445.9	441.7
Interest rate swap	25.0	25.0	25.0
Currency options	0.0	187.3	0.0
Total	532.0	658.2	466.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged order book and equity represent approximately one half of the total notional amounts.

Investments

	1-6/2004	1-6/2003	1-12/2003
Total (excl. acquisitions of subsidiaries) (MEUR)	5.5	7.7	12.4

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-6/2004	1-6/2003	LTM*	LTM Year ago	1-12/ 2003
Maintenance Services	157.8	156.1	340.6	342.8	338.8
Standard Lifting Equipment	99.2	97.7	213.8	217.2	212.3
Special Cranes	88.3	91.1	175.8	193.7	178.6
./. Internal	-27.8	-32.4	-60.7	-74.5	-65.2
Total	317.5	312.5	669.5	679.3	664.5

Operating Income by Business Area (MEUR)

	1-6/2004		1-6/2003		1-12/2003		LTM*	LTM Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	7.1	4.5	6.8	4.4	22.4	6.6	22.7	23.0
Standard Lifting Equipment	7.7	7.8	6.4	6.6	17.6	8.3	18.9	17.5
Special Cranes	4.8	5.4	4.5	4.9	13.1	7.3	13.4	13.8
Group costs	-10.3		-16.0		-29.5		-23.9	-28.3
Consolidation items	-1.5		-1.2		-2.0		-2.3	-1.2
Total	7.8	2.5	0.5	0.2	21.5	3.2	28.8	24.8

Personnel by Business Area (at the End of the Period)

	6/2004	6/2003	12/2003
Maintenance Services	2,619	2,667	2,622
Standard Lifting Equipment	1,006	1,001	1,000
Special Cranes	594	663	614
Group staff	123	112	114
Total	4,342	4,443	4,350
Average number of personnel during period	4,330	4,457	4,423

* LTM = last 12 months (full year 2003 ./. six months 2003 + six months 2004)

Order Intake by Business Area (Excl. Service Contract Base)(MEUR)

	1-6/2004	1-6/2003	LTM*	LTM Year ago	1-12/ 2003
Maintenance Services	154.0	145.3	277.8	278.2	269.0
Standard Lifting Equipment	123.6	110.6	233.2	218.9	220.3
Special Cranes	104.1	74.0	215.1	137.7	184.9
./. Internal	-29.2	-31.2	-60.4	-64.5	-62.4
Total	352.5	298.7	665.7	570.3	611.9

Order Book (Excl. Service Contract Base)

	6/2004	6/2003	12/2003
Total (MEUR)	268.0	214.6	211.2

Sales by Market (MEUR)

	1-6/2004	1-6/2003	LTM*	LTM Year ago	1-12/ 2003
Nordic and Eastern Europe	56.5	77.1	144.5	169.9	165.1
EU (excl. Nordic)	95.3	85.8	188.0	205.2	178.6
Americas	96.7	108.6	209.4	221.9	221.3
Asia-Pacific	69.0	41.0	127.6	82.4	99.6
Total	317.5	312.5	669.5	679.4	664.5

* LTM = last 12 months (full year 2003 ./. six months 2003 + six months 2004)

Analyst and press briefing

An analyst briefing will be arranged today at 12.00 noon in Helsinki, Finland (address: Helsinki World Trade Center, Marski Hall, Aleksanterinkatu 17).

Teleconference

An international teleconference will be arranged today on 12 August, 2004 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0) 20 7162 0189. Please call in at 3.50 p.m. The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0) 20 8288 4459, code 713782.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on 12 August.

Next report

Interim Report January-September will be published on 5 November, 2004 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC

Franciska Janzon
Investor Relations Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media